Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, Pennsylvania 15208

December 13, 2022

Via EDGAR

Jason Drory

Anne Parker

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lipella Pharmaceuticals Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 8, 2022
File No. 333-266397

Dear Sir and Madam:

This letter responds to the letter, dated December 12, 2022, received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 3 to Registration Statement on Form S-1, filed on December 8, 2022 (the “Registration Statement”) by Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 4 to Registration Statement (“Amendment No. 4”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 filed December 8, 2022

Cover Page

1.	We note your response to prior comment 1 and your revised disclosure where you define the “Offering” as both (emphasis added) the “initial public offering of the IPO Shares and the offering of the Stockholder Shares” and your disclosure on page 94 where you state that “[f]ollowing the expiration or termination of this Offering of the IPO Shares...,” and reissue in part. Since the term “Offering” includes “Stockholder Shares” your disclosure on page 94 remains unclear as your disclosure appears to indicate the Offering of Stockholder Shares will continue following the expiration or termination of this “Offering.” To the extent the IPO Prospectus and the Resale Prospectus have different durations of their respective offerings, please update your disclosure or defined terms or otherwise advise.

In response to the Staff’s comment, the Offering of the IPO Shares and the Offering of the Stockholder Shares may have different durations, and we have revised the cover page, the Plan of Distribution section and other disclosure throughout Amendment No. 4 in order to further clarify the durations of each such offering and to further clarify the defined terms used in Amendment No. 4.

2.	Given there is no established market for your securities, please disclose the fixed price you intend to sell the Stockholder Shares listed in this prospectus. Please refer to Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16 of the Securities Act. We will not object if you disclose that the Stockholder Shares will be sold at the disclosed fixed price until your shares are listed on Nasdaq and thereafter at prevailing market prices or privately negotiated prices.

In response to the Staff’s comment, we have revised the cover page and the Plan of Distribution of Amendment No. 4 accordingly.

3.	We note your cover page disclosure appears to indicate that the underwriting discounts will only apply to the “IPO Shares” when you state that the underwriting discounts are “a cash fee of 9% of the aggregate gross proceeds raised in the Offering with respect to the IPO Shares in the Offering.” However, we note your “Plan of Distribution” states “[t]he Selling Stockholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the Stockholder Shares covered by this prospectus.” In addition, we note your disclosure in your “Explanatory Note” that “the Underwriting section from the IPO Prospectus will not be included in the Resale Prospectus” and the IPO Prospectus only covers the IPO Shares. To the extent, secondary shares are being sold in your IPO Prospectus please revise your Explanatory Note disclosure or otherwise advise. In addition, please file your alternative pages you identify in your Explanatory Notes.

In response to the Staff’s comment, we respectfully advise the Staff that such underwriting discounts will not apply to the Stockholder Shares. We have revised the Explanatory Note, the cover page, the Plan of Distribution and Underwriting sections, and related disclosure of Amendment No. 4 accordingly to further clarify this. The Explanatory Note provides that the preliminary prospectus included in Amendment No. 4 contains information that will be substantively identical to the information included in each of the IPO Prospectus and Resale Prospectus, and describes the most significant differences between the preliminary prospectus in Amendment No. 4 and each of the IPO Prospectus and Resale Prospectus. We have filed alternative prospective cover pages that will be included in each of the IPO Prospectus and Resale Prospectus and respectfully advise the Staff that all material information regarding the Company and such offerings has been included in Amendment No. 4, which information will not materially differ from the information to be included in each of the IPO Prospectus and the Resale Prospectus.

Recent Developments, page 4

4.	We note the pro forma loss per share information for “the quarterly period” ended September 30, 2022. For clarity, please refer to this period as “the nine months ended September 30, 2022”. In addition, provide similar pro forma information for the year ended December 31, 2021.

In response to the Staff’s comment, we have revised page 4 of Amendment No. 4 accordingly.

Exhibits

5.	We note that your Exhibit 5.1, legal opinion, appears to only cover the estimated proposed maximum aggregate offering price and not the specific volume of securities included on your cover page. Please revise your legal opinion to cover the specific amount of securities being registered.

In response to the Staff’s comment, we have revised Exhibit 5.1 to Amendment No. 4 accordingly.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP